SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 7, 2003

Telefonica, S.A.

(Exact name of registrant as specified in its charter)

The Spanish Telephone Company

(Translation of registrant's name into English)

Gran Via 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [x ] Form 40-F[_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes[_] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item

1. Call options over shares of Antena 3 de Television, S.A.

TELEFONICA, S.A., in accordance with that stated in article 82 of the Spanish Stock Market Law hereby informs of the following:

SIGNIFICANT EVENT

Telefonica confirms that today Telefonica S.A. and its subsidiary Telefonica de Contenidos S.A. have respectively proceeded to exercise vis-à-vis Banco Santander Central Hispano, S.A. call options over 17,365,125 and 2,167,500 shares of Antena 3 de Television, S.A. owned by Banco Santander Central Hispano, S.A., which in aggregate represent, at the present date, 11.719% of the capital of Antena 3 de Television, S.A. The company designated as buyer of the shares is Corporacion Admira Media S.A.U., a member of the Telefonica Group.

The transfer of the shares shall be formally executed in the coming weeks and the exact price to be paid for the shares will be determined once the effective purchase date has been set.

The acquisition of these shares will bring the Telefonica Group's overall equity stake in Antena 3 de Television, S.A. to 59.229%.

Corporacion Admira Media S.A. has on this date issued the mandatory prior notice of the purchase to the State Secretariat for Telecommunications and for the Information Society (Secretaria de Estado de Telecomunicaciones y para la Sociedad de la Informacion)

Madrid, January 7, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2002

Telefonica, S.A.

By: /s/ Antonio Alonso Ureba

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary to the Board of Directors